INVEST IN UPSTACK

The fast-growing global pool of highly qualified, vetted software developers

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The all-in-one remote talent solution
upstack
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MealPal
New York
Your Upstack Team
Roberto
Dino
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LEAD INVESTOR

Michael Benjamin Steinberg

Upstack is a company in the right place, at the right time for me to invest. The company is led by an experienced team who are dedicated to the company and passionate about the potential for the remote developer community. Upstack leverages its growth from partering with technology leaders. Upstack sources the best talent through a tried and tested system which connects skilful, well rounded

upstack.co New York NY

Technology B2B Marketplace Networking

OVERVIEW UPDATES WHAT PEOPLE SAY 1 ASK QUESTION 3

Highlights

1. 💸 Bootstrapped company: from zero at founding in 2017, to $6.9M revenue in 2020
2. 💼 Clients include Intercom, MealPal, IKEA, Taskrabbit, Juul, and Invision
3. 👏 37% Gross Profit Margin
4. ↗ 340% revenue growth from 2018 to 2020
5. 🍴 Helped MealPal build their tech team and raise $35M
6. 🌎 Crossroads of 4 massive markets: Recruiters, job boards, freelance platforms and Dev Shops/Outsourcing
7. 🏠 Perfect time: COVID-19 has companies going (and staying) remote—Upstack is fully remote & distributed globally
8. 🐟 Successfully moved upstream to enterprise & Fortune 500 companies, & robust plans to continue this trajectory

Our Team



Yossi Mlynsky Founder & CEO

Software + Product background at Macquarie Bank and Monster. Passionate about building great software products that delight users and change the world.



Robert Bojor CTO

Leads Upstack's engineering team. 20+ years in engineering and a strong passion for learning new technologies and implementing them in Upstack's internal tools.



George Cretu

Previous serial startup co-founder and current builder of Upstack's talent, matching, and client success teams from the ground up. In charge of Happiness, HR and Cultural Diversity.



Jeremy Guth Head of Client Acquisition

Jeremy brings to the table 15+ years of front-line experience in online client acquisition and conversion optimization, and is one of the primary forces driving Upstack's explosive client base and revenue growth.

Why Upstack?


Making Remote Hiring Easy

Upstack provides an all-in-one remote talent solution for fast-growing companies. This innovative platform boasts 340% growth from 2018 to 2020, a 37% Gross Profit Margin, and helps companies easily hire, retain and motivate remote software talent to build successful products.


upstack


The all-in-one
remote talent solution

Finding Top Developers is a Top Challenge

Searching for and vetting qualified software developer candidates can take weeks or months, and many companies don't have the time to spare in their roadmaps. Our all-in-one solution provides vetted, proven developers immediately.

> **61%** of HR professionals reported that finding qualified developers would present their biggest recruitment challenge of 2021.
>
> -Tech Republic

Top-Notch Vetting Talent Process

Upstack offers an ever-growing, global pool of highly qualified, rigorously vetted software developers. Our proven process makes it easy for a company of any size to scale their team effectively and on demand in a matter of days.


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Fast growing companies extend their remote tech team with Upstack
Hire a Developer
TRAM VINH
MEALPAL
INTERCOM
invision
IKEA
TaskRabbit
theCHIVE

upstack

…helps fast growing companies hire their next software developer from a pool of 1500+ vetted remote software developers.

We're in with the **Big Leagues**

Among 120+ highly satisfied clients that have had a chance to work with one of our 1500+ qualified software developers are Intercom, MealPal, IKEA, Taskrabbit, Juul, and Invision—and this list is growing fast.

…our clients

Our Numbers **Speak Volumes**

Our clients have raised over $1.4 billion, and Upstack made $6.9M in revenue in 2020 alone. We have a 37% gross margin on all invoices and have seen a staggering 340% growth in 2020 over 2018. And we're still accelerating fast.

340%	37%	$1.7M
growth 2020 over 2018	gross margin	Revenue from new 2020 clients



$ 8,000,000.00
$ 6,000,000.00
$ 4,000,000.00
$ 2,000,000.00
$ -



2,000,000.00
1,500,000.00
1,000,000.00
500,000.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3


We are growing!!!
$6.93M revenue
...the last 4 years - quarters
upstack

Capturing **Four Massive Markets**

We're at the crossroads of 4 massive, fast-growing markets (over $30B TAM): recruiters, job boards, freelance platforms and Dev Shops/outsourcing. Big names like LinkedIn and AngelList are moving into the recruitment sphere, and sites like UpWork are doing our legwork of educating the market on this opportunity.


Freelance platforms
Job boards
Toptal
upwork
LinkedIn
ZipRecruiter
gigster
AngelList
indeed
stackoverflow
Gun.io
fiverr
GitHub
HIRED
upstack
Robert Half
Michael Page
wipro
Pivotal Labs
randstad
abacus grouplic
Infosys
accenture
ThoughtWorks
Recruiters
Dev Shops / Outsourcing

The market for hiring talent is Massive
We sit in the middle of 4 massive markets

Our Clients are Backed by **Leading** VC Firms

Our clients are backed by some of the largest VC firms in the world—including Comcast Ventures, Crosscut Ventures, Menlo, and Accel. We have helped these startups recruit software talent and products that change the world.

COMCAST VENTURES | BV Battery Ventures | Accel

We're Aiming to be the **Next Unicorn**

We have robust plans to rapidly expand our enterprise footprint, build out our referral program, invest back into the developer community, and reach $1B valuation unicorn status and beyond!

**These are forward-looking projections and are not guaranteed*

2021 Plan and Beyond...

- Huge increase in **paid ads**.
- Build out **SEO** and **content**.
- Focus on **Enterprise sales**.
- Build out **partner/referral** program.
- Build out **developer community** further.

Our Business Model **Works**

It works because it's simple: Upstack charges clients an hourly rate and pays developers an hourly rate—making an average margin of 37% on invoices. Our gross margin allowed us to spend $332k on ads in 2020, increasingly bringing in new leads and growing our revenue exponentially.

How upstack makes money




We charge clients a simple hourly rate for the developers working on their project
We pay the developer an hourly rate
We make a margin of 37% on all invoices.

Why Invest **Now?**

Hiring remotely is becoming a global challenge, and big players are starting to move into the space. Upstack already has the developers, technology and brand to scale towards collaborating with Fortune 500 companies and building a community of happy, loyal developers—the lifeblood of most companies. Now, we just need investors to help us capitalize on our momentum and scale fast to dominate this niche.

Goal Projection **$100M+** in 2024


$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$-
Revenue
2020
2021
2022
2023
2024

Forward looking projections cannot be guaranteed


Invest Now in
upstack®


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